UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._____)*

TYG Solutions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873147102

(CUSIP Number)

James R. Arabia

3805 Old Easton Rd.

Doylestown, Pennsylvania 18902

760-607-826

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2018

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873147102	13D

1.	NAMES OF REPORTING PERSONS Cross & Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,030,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,030,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,030,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 873147102	13D

1.	NAMES OF REPORTING PERSONS James R. Arabia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,030,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,030,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,030,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of TYG Solutions Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3805 Old Easton Road, Doylestown, Pennsylvania 18902.

ITEM 2. IDENTITY AND BACKGROUND

(a)This statement is filed by Cross & Company and James R. Arabia (collectively, the “Reporting Persons”).

(b)The Reporting Persons’ address is: 3805 Old Easton Rd., Doylestown, Pennsylvania 18902.

(c)The Reporting Persons are not an officer or director of Issuer.

(d)The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)Cross & Company is a Nevada corporation.  Mr. James R. Arabia is a citizen of the United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 24, 2018, the Reporting Persons acquired 2,030,000 shares of Common Stock from the Issuer pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) in exchange for $203,000.  As of July 24, 2018, the Reporting Persons held 21.3% of the class of common stock of the Issuer thereby triggering the requirement to file this Schedule 13D.

On July 25, 2018, the Issuer entered into a Share Exchange Agreement (the “Share Exchange”) with Kannalife Sciences, Inc., a Delaware corporation (“Kannalife”) and certain stockholders of Kannalife (the “Kannalife Stockholders”), whereby the Issuer issued 60,324,141 newly issued shares of the common stock of the Issuer.  As a result of the Share Exchange, the Reporting Persons ceased to be a beneficial owner of more than 5% of the class of common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the acquisition of 2,030,000 shares of Common Stock by the Reporting Persons on July 24, 2018.

The Common Stock held by the Reporting Persons was acquired for investment purposes in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Reporting Persons may acquire additional Common Stock, dispose of all or some of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,030,000 shares held by the Reporting Persons.  The Common Stock represents approximately 2.9% of the common stock outstanding of Issuer as of July 25, 2018.

(b) Represents shares directly owned by Cross & Company.  Mr. Arabia is deemed to have sole investment and dispositive power over the shares by virtue of his sole investment and dispositive control over Cross & Company.

(c)See Item 3, above.

(d)Not Applicable.

(e)As of July 25, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.   Joint Filing Agreement.

Exhibit 2Stock Purchase Agreement, dated July 24, 2018.

.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2018

Date

CROSS & COMPANY

By:/s/ James R. Arabia

James R. Arabia, President

By:/s/ James R. Arabia

James R. Arabia

Exhibit 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each of such parties.

Date: August 7, 2018

CROSS & COMPANY

By:/s/ James R. Arabia

James R. Arabia, President

By:/s/ James R. Arabia

James R. Arabia

Exhibit 2

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement") is entered into as of July 24, 2018 (the "Effective Date") by and between TYG Solutions Corp., a Delaware corporation ("Issuer" or "TYYG") and Cross & Company, a Nevada corporation ("Purchaser"), with reference to the following facts:

RECITALS

A. TYYG desires to issue and sell to Purchaser 2,030,000 shares of its common stock (the "TYYG Shares"); and

B. Purchaser desires to acquire the TYYG Shares from the Issuer under the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual promises and agreements set forth herein, and other good valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties hereby agree as follows:

1. Representations and Warranties. Purchaser is an "accredited investor" (or a corporation or entity not formed for the purpose of investing in Issuer) as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended.

2. Purchase Price. Purchaser shall acquire the TYYG Shares at a price of $.10 per share for a total price of $203,000 (the "Purchase Price"). Payment for the TYYG Shares will be made by check or wire payable to the Issuer.

3. Covenants.

(a) Issuer covenants that it is authorized and has received all necessary approvals to issue the TYYG Shares.

(b) Issuer covenants that promptly after issuing the TYYG Shares that it shall file an S-1 registration statement with the SEC to have the TYYG Shares registered.

4. Choice of Law; Venue. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of California and the federal law of the United States without reference to principles of conflicts of law. The parties agree that, in the event of any dispute arising out of this Agreement or the transactions contemplated thereby, venue for such dispute shall be in the state or federal courts located in San Diego, California, and that each party hereto waives any objection to such venue based on forum non conveniens.

5. Severability. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, such provision(s) shall (i) be modified to the minimum extent necessary to render it valid and enforceable, or (ii) if it cannot be so

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